August 27, 2012

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

GL Beyond Income Fund (the "Registrant") Post-Effective Amendment to Registration Statement on Form N-2 File Nos. 333-177372 and 811-22616

Ladies and Gentlemen:

On behalf of the Registrant, we hereby submit, via electronic filing, Post-Effective Amendment No. 2 to the Registrant's Registration Statement (the "Amendment") on Form N-2.  The primary purpose of this filing is to provide a definitive prospectus and Statement of Additional Information, which incorporate revisions in response to comments provided by the Securities and Exchange Commission staff.  We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 486(b).

Should you have any questions or require additional information, please do not hesitate to contact Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP